Submission of Audit Report of Woori Finance Holdings Co., Ltd.

Date of Submission by Deloitte Anjin LLC, Woori Finance Holding’s independent auditor: March 14, 2013

< Non-consolidated Audit Report >

1. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2012	FY 2011

Revenue*,**	637	590

Operating Income**	398	310

Net Income before Income Tax	397	303

Net Income	397	304

*	Represents operating revenue

**	Reflects applicable amendments to the K-IFRS with respect to the recognition of such item for the periods indicated above.

2. Key Financial Figures

(Units: billions of KRW)

Item	FY 2012	FY 2011

Total Assets	18,447	18,103

Total Liabilities	3,875	3,889

Total Shareholders’ Equity	14,572	14,214

Capital Stock	4,030	4,030

Shareholders’ Equity/ Capital Stock (%)	361.57	352.70

< Consolidated Audit Report >

1. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2012	FY 2011

Revenue*,**	28,757	35,822

Operating Income**	2,229	3,086

Income before Income Tax	2,291	3,177

Net Income	1,798	2,433

Income attributable to	1,584	2,137
controlling interests

*	Represents operating revenue

**	Reflects applicable amendments to the K-IFRS with respect to the recognition of such item for the periods indicated above.

2. Key Financial Figures

(Units: billions of KRW)

Item	FY 2012	FY 2011

Total Assets	325,706	312,792

Total Liabilities	302,703	290,718

Total Shareholders’ Equity	23,003	22,073

Capital Stock	4,030	4,030

Shareholders’ Equity*/ Capital Stock (%)	463.16	434.83

Number of Consolidated Subsidiaries	157	143

• Excluding non-controlling interests

The above figures have not yet been approved by the shareholders of Woori Finance Holdings and remain subject to change.